Filed by Claxson Interactive Group Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                 Subject Company: Claxson Interactive Group Inc.
                          Commission File No. 333-13062


                             [EL SITIO, INC. LOGO]]

FOR IMMEDIATE RELEASE

                 EL SITIO ANNOUNCES SECOND QUARTER 2001 RESULTS

                     --------------------------------------

BUENOS AIRES - AUGUST 24, 2001 - El Sitio, Inc. (Nasdaq: LCTOD)*, a leading Internet media company targeting Spanish and Portuguese speakers in Latin America and the United States, today reported results for the quarter and six months ended June 30, 2001.

Total net revenues were $2.9 million for the quarter ended June 30, 2001, compared with $7.1 million for the quarter ended June 30, 2000 and $3.0 million for the first quarter of 2001. Results for the three- and six-month periods ended June 30, 2001 reflect a series of steps taken since the announcement of the company's pending merger with Ibero-American Media Partners II, Ltd., a joint venture of members of the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst Incorporated, to form Claxson Interactive Group Inc. (Claxson). Results for all periods also reflect El Sitio's decision in the second quarter to discontinue the operations of DeCompras.com, its e-commerce business. In addition, El Sitio completed the sale of its connectivity services business in Argentina in the second quarter of 2001.

El Sitio's second quarter EBITDA** loss of $7.1 million, excluding merger and restructuring expenses, represented a 56% improvement over the $16.0 million EBITDA loss for the year-ago second quarter. EBITDA loss excluding merger and restructuring expenses for the first quarter was $12.4 million. First half EBITDA loss of $19.4 million, excluding merger and restructuring expenses, improved 36% over the $30.1 million EBITDA loss for the first half of 2000. Merger and restructuring expenses totaled $1.6 million and $4.0 million for the 2001 second quarter and first half, respectively.

CLAXSON TRANSACTION UPDATE

As reported on August 16, 2001, the Securities and Exchange Commission has declared effective the Form F-4 registration statement filed by Claxson. El Sitio has scheduled a special meeting of shareholders for September 7, 2001 to vote on the Claxson transaction.

* Due to the 1-for-10 reverse share split effective as of August 22, 2001, El Sitio's common shares are trading under the symbol "LCTOD" for an interim period of 20 trading days. At the end of that period, El Sitio's common shares will resume trading under the symbol "LCTO".

**EBITDA is defined as operating income before depreciation and amortization and share-based compensation expenses. EBITDA is not a measure of performance calculated in accordance with U.S. GAAP, this measure may not be comparable to similarly titled measures employed by other companies.


                                  Continued...

El Sitio Reports Second Quarter 2001 Financial Results
Page 2


AUDIENCE UPDATE

Total page views in the second quarter of 2001 were 424 million compared with 580 million for the first quarter of 2001. Average monthly unique users totaled
2.6 million during the second quarter of 2001 compared with 3.0 million for the preceding quarter. El Sitio's network added 165,000 new registered users during the second quarter, for a total of approximately 2.3 million at the end of June 2001. El Sitio attributes these audience traffic comparisons primarily to decreased branding and advertising expenditures. (Unique user and page view data for the second quarter of 2001 have been audited by Engage I/Pro.)

FINANCIAL HIGHLIGHTS

Net revenue for the second quarter of 2001 totaled $2.9 million, compared with $7.1 million for the corresponding period in 2000 and $3.0 million in the first quarter of 2001. For the first half of 2001, net revenue totaled $5.9 million, compared with $12.8 million for the corresponding period of 2000. El Sitio's revenue for the second quarter of 2001 reflected several factors, including efforts to effect the transition of the business from a stand-alone Internet model to its contemplated role within Claxson, El Sitio's decision to discontinue its e-commerce operations, and the sale of its connectivity services business Argentina.

Net advertising revenues for the second quarter and first half of 2001 totaled $1.9 million and $3.6 million, respectively, compared with $4.8 million and $7.7 million for the corresponding periods in 2000, respectively. Net advertising revenue for the first quarter of 2001 was $1.7 million. Reduced branding and advertising expenditures, as well as continuing softness in advertising demand due to regional economic conditions, contributed to the results in the first half of 2001.

Net connectivity services revenues for the second quarter and first half of 2001 totaled approximately $1.0 million and $2.3 million, respectively, compared with $2.3 million and $5.1 million for the corresponding periods in 2000. As previously disclosed, El Sitio completed the sale of its connectivity services business in Argentina in the second quarter of 2001, and results for the 2001 periods include the results of this business through April 30, 2001. El Sitio currently is seeking to sell its connectivity services businesses in Colombia and Brazil.

El Sitio's net loss from continuing operations for the second quarter of 2001 was $14.8 million, or $3.28 per share, compared with $22.6 million, or $5.46 per share in the 2000 period. For the first half of 2001, net loss from continuing operations was $34.1 million, or $7.54 per share, compared with $42.9 million, or $10.54 per share a year ago.

Including losses from discontinued operations of $18.8 million and $21.0 million for the second quarter and first half of 2001, respectively, El Sitio reported a net loss of $33.6 million, or $7.43 per share, for the second quarter and $55.1 million, or $12.19 per share, for the first half of 2001. For the corresponding periods of 2000, the net loss figures were $23.5 million, or $5.69 per share, and $43.9 million, or $10.77 per share, respectively.

Per share results for all periods reflect the 1-for-10 reverse share split of El Sitio's common shares, which was effective as of August 22, 2001.

El Sitio Reports Second Quarter 2001 Financial Results
Page 3


As of June 30, 2001, El Sitio had a balance of cash, cash equivalents and investments of $34.8 million and no indebtedness.

ABOUT EL SITIO

El Sitio, Inc. is a leading Internet media company providing original country-specific and global interactive content and community-building features, e-commerce and connectivity to Spanish and Portuguese speakers. El Sitio is designed as an Internet media destination network (www.elsitio.com) that consists of country Web sites for Argentina, Brazil, Chile, Colombia, Mexico, the United States and Uruguay. Founded in 1997, El Sitio has teams of local professionals in each of its country offices throughout the Americas. El Sitio's common shares began trading on The Nasdaq National Market in December 1999.

This press release contains forward-looking statements that involve risks and uncertainties, including those relating to El Sitio's ability to improve its financial performance and to complete its proposed business combination with Ibero-American Media Partners II, Ltd., and members of the Cisneros Group of Companies. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. The potential risks and uncertainties include, among other factors, the increasingly competitive and changing environment for advertising sales, uncertainties associated with the Internet as an advertising medium, the Company's dependence on advertising revenues and on third parties for technology, content, and distribution, any problems encountered in integrating acquired businesses and any failure to receive the necessary shareholder, regulatory and other approvals relating to the above-mentioned business combination and El Sitio's ability to sell its connectivity services businesses in Colombia and Brazil. Other factors that could affect El Sitio's business, results of operations, financial condition and prospects are identified in El Sitio's annual report on Form 20-F for the year ended December 31, 2000, including under "Operating and Financial Review and Prospects" and "Key Information-Risk Factors", which annual report is on file with the U.S. Securities and Exchange Commission (http://www.sec.gov). Nothing can or should be inferred about El Sitio's future financial performance from the information contained in this press release.

El Sitio, Inc. and Claxson Interactive Group Inc. filed with the Securities and Exchange Commission a definitive prospectus/proxy statement included in the effective registration statement on Form F-4 on August 15, 2001. Investors and security holders are urged to read the prospectus/proxy statement and any other documents that El Sitio, Inc. and Claxson Interactive Group Inc. may file with the Commission because they contain important information. Investors and security holders may obtain a free copy of such documents, when they become available, at the Commission's web site at http://www.sec.gov. Any such
                                                  -----------
documents can also be obtained for free from El Sitio, Inc., Avenida Ingeniero Huergo 1167, C1107AOL Buenos Aires, Argentina.

The accompanying condensed consolidated statements of operations and balance sheets are an integral part of this announcement.

                           [Financial Tables Attached]

El Sitio Reports Second Quarter 2001 Financial Results
Page 4


All other trademarks and/or registered trademarks are the property of their respective owners.

Contacts:

INVESTORS:
Horacio Milberg
Chief Financial Officer
El Sitio, Inc.
011-5411-4339-3700

Or                            MEDIA:

Jeff Majtyka/Leonardo         Jennifer Gery
Santiago                      Brainerd Communicators
Brainerd Communicators        212-986-6667
212-986-6667


                                  # # #

El Sitio Reports Second Quarter 2001 Financial Results
Page 5


CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
                                                                              THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                              ------------------              ------------------
                                                                        JUNE 30, 2001   JUNE 30, 2000   JUNE 30, 2001  JUNE 30, 2000
                                                                         ------------     -----------   ------------    -----------
                                                                        (unaudited)(1)    (unaudited)   (unaudited)(1)   (unaudited)
NET REVENUES
Advertising and related services                                        $     1,876     $      4,820   $     3,582        $   7,697
Connectivity services                                                         1,000            2,322         2,345            5,091
                                                                        ------------    -------------  ------------     ------------
    Total net revenues                                                        2,876            7,142         5,927           12,788


COSTS AND EXPENSES
Product, content & technology                                                 3,974            6,435         9,714           11,724
Marketing and sales                                                           3,080           12,349         9,199           22,306
Corporate and administration                                                  3,725            6,387         8,142           12,971
Depreciation and amortization                                                 3,676            2,582         7,668            4,897
Merger and restructuring expenses                                             1,632                -         4,043                -
                                                                        ------------    -------------  ------------     ------------
    Total costs and expenses                                                 16,087           27,753        38,766           51,898
                                                                        ------------    -------------  ------------     ------------
Operating loss (2)                                                          (13,211)         (20,611)      (32,839)         (39,110)

Other income (loss)                                                          (1,416)           1,501        (1,031)           3,559
Provision for income taxes                                                     (213)            (128)         (258)            (128)
Dividends on convertible preferred shares (3)                                     -           (3,314)            -           (7,243)
                                                                        ------------    -------------  ------------     ------------
Net loss from continuing operations                                     $   (14,840)    $    (22,552)  $   (34,128)     $   (42,922)

DISCONTINUED OPERATIONS
Loss from discontinued operations (4)                                       (18,757)            (949)      (21,010)            (949)
                                                                        ------------    -------------  ------------     ------------
Net loss attributable to common shareholders                            $   (33,597)    $    (23,501)  $   (55,138)     $   (43,871)
                                                                        ============    =============  ============     ============

PER SHARE DATA
Basic and diluted net loss per share from continuing operations (5)     $     (3.28)    $     (5.46)   $    (7.54)    $     (10.54)
Loss per share from discontinued operations                                   (4.15)          (0.23)        (4.64)           (0.23)
Basic and diluted net loss per common share (6)                         $     (7.43)    $     (5.69)   $    (12.19)   $     (10.77)
Shares used in computing basic and diluted loss per common share          4,524,230       4,127,685      4,524,230         4,072,945

(1) Includes results from the connectivity services business in Argentina through April 30, 2001.
(2) Operating loss for all reported periods includes share-based compensation of $846 for the three months ended June 30, 2001, $2,041 for the three months ended June 30, 2000, $1,721 for the six months ended June 30, 2001, and $4,081 for the six months ended June 30, 2000. Operating loss excluding Share-based compensation was ($12,365) for the three months ended June 30, 2001, ($18,570) for the three months ended June 30, 2000, ($31,118) for the six months ended June 30, 2001, and ($35,029) for the six months ended June 30, 2000.
(3) The difference between the initial public offering price per common share and the $9.00 price per Class B convertible preferred share was amortized as a deemed dividend during the six-month period ended June 15, 2000.
(4) Discontinued operations relate to DeCompras.com, El Sitio's e-commerce business, which was discontinued in 2001.
(5) Basic and diluted net loss per share from continuing operations for the three months ended June 30, 2001 and for the six months ended June 30, 2001 excluding restructuring charges of $1,632 and $4,043 respectively, totaled ($2.91) and ($6.65) respectively.
(6) Basic and diluted net loss per share for the three months ended June 30, 2001 and for the six months ended June 30, 2001 excluding restructuring charges of $1,632 and $4,043 respectively, totaled ($7.07) and ($11.29) respectively.


El Sitio Reports Second Quarter 2001 Financial Results
Page 6


CONSOLIDATED BALANCE SHEETS
(In thousands)

                                                  JUNE 30, 2001           DECEMBER 31, 2000
                                                  ------------            -----------------
                                                   (UNAUDITED)                (AUDITED)
ASSETS

Current assets
  Cash, cash equivalents and investments              $   34,844              $     61,118
  Trade accounts receivable, net                           4,200                     7,918
  Other current assets                                     9,582                    11,537
  Net assets of discontinued operations (1)                1,368                    21,603
                                             --------------------      --------------------
       Total current assets                               49,994                   102,176

Property, plant and equipment, net                         8,832                    10,797
Intangible assets - customer base, net                     3,743                    12,448
Other assets                                               8,250                     9,624
                                             --------------------      --------------------
                                                          20,825                    32,869

TOTAL ASSETS                                        $     70,819              $    135,045
                                             ====================      ====================


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Accounts payable - trade                           $     5,421              $     11,299
  Accrued and other liabilities                            3,025                     4,537
  Notes payable                                                -                     1,291
  Other current liabilities                                  435                     1,781
                                             --------------------      --------------------
           Total current liabilities                       8,881                    18,908

Shareholders' equity                                      61,938                   116,137
                                             --------------------      --------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $     70,819             $     135,045
                                             ====================      ====================

(1)    Reflects the discontinuance of the operations of DeCompras.com.

